Exhibit 4.1

AMENDMENT No. 1 to MERGER AGREEMENT

This AMENDMENT NO. 1 (this “Amendment”) to the Merger Agreement (as defined below), effective as of March 31, 2022 (the “Revenue Earn-Out Date”), is entered into by and among American Well Corporation, a Delaware corporation (“Parent”), Conversa Health, Inc., a Delaware corporation (the “Company”), and Fortis Advisors, LLC (the “Securityholder Representative”), a Delaware limited liability company (collectively, the “Parties”). Capitalized terms not defined herein have the meanings ascribed to them in the Merger Agreement.

WHEREAS, the Parties previously entered into that certain Agreement and Plan of Merger, dated July 27, 2021, by and among Parent, the Company, Copernicus Merger Subsidiary, Inc., a Delaware corporation, Copernicus Merger Sister Subsidiary, a Delaware limited liability company, and the Securityholder Representative (the “Merger Agreement”);

WHEREAS, pursuant to Section 11.03 of the Merger Agreement, the Merger Agreement may be amended with the prior written approval of the Parties; and

WHEREAS, the Parties desire to amend the Merger Agreement as set forth herein.

NOW, THEREFORE, in consideration of the premises and the mutual agreements contained herein, the Parties hereby agree as follows:

1.
Amendment.

Section 2.09(b)(i) and (ii) of the Merger Agreement shall be deleted and replaced with the following language:

The Effective Time Holders shall be entitled to a Revenue Earn-Out Payment equal to Four Million Dollars ($4,000,000) payable solely in the form of 1,020,964 shares of Parent Class A Common Stock, subject to Section 2.09(b)(ii).

Section 2.09(b)(iii) of the Merger Agreement shall be renumbered Section 2.09(b)(ii).

Section 2.09(c) of the Merger Agreement shall be deleted and replaced with the following language:

The parties acknowledge that all Integration Plan Status Updates have been delivered and that no further access shall be provided by Parent or the Company in connection with any Integration Plan Status Updates.

Section 2.09(d) of the Merger Agreement shall be deleted.

Section 2.09(e) of the Merger Agreement shall be deleted.

Section 2.09(f) shall be deleted and replaced with the following language:

The parties agree that (i) the Revenue Earn-Out Payment is final and complete, (ii) the Integration Earn-Out has been discharged in full as set out in Section 2.09(a) and the parties have no additional obligation(s) to each other related to the Integration Earn-Out, (iii) there are no other obligations or amounts due and payable related to the Earn-Out Payments, and (iv) the parties fully and finally release each other from any and all past, present or future claims, liabilities, damages or other obligations or liabilities related to the Earn-Out Payments.

Section 2.09(h) of the Merger Agreement shall be deleted.

2.
Miscellaneous.
a.
Except as expressly modified by this Amendment, the terms of the Merger Agreement are hereby ratified and confirmed and shall continue in full force and effect.
b.
This Amendment shall be governed by the laws of Delaware, excluding its conflict of law rules, and shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns.
c.
This Amendment may be executed in any number of counterparts, by facsimile, PDF or other electronic format, each to be deemed an original and all of which taken together shall be one instrument.

[Signature Page Follows.]

IN WITNESS WHEREOF, each of the Parties has executed this Amendment as of the day and year first above written.

AMERICAN WELL CORPORATION

By: _/s/ Brad Gay_______________________________

Name: Brad Gay

Title: General Counsel

CONVERSA HEALTH, INC.

By: _/s/ Brad Gay_______________________________

Name: Brad Gay

Title: President

FORTIS ADVISORS, LLC

By: _/s/ Ryan Simkin____________________________

Name: Ryan Simkin

Title: Managing Director